                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)

            [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and Form 10-KSB [ ] Form N-SAR
                        For Period Ended: March 31, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A

      Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

      Full Name of Registrant:  MAXXAM Inc.

      Former name if applicable:  N/A

      Address of Principal
      Executive Office (Street and Number):          5847 San Felipe, Suite 2600
                                                     Houston, Texas  77057

                                     PART II
                             RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           |   (a)   The reasons described in reasonable detail in Part III of
           |         this form could not be eliminated without unreasonable
           |         effort or expense;
           |
           |   (b)   The subject annual report, semi-annual report, transition
           |         report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
   |X|     |         portion thereof, will be filed on or before the fifteenth
           |         calendar day following the prescribed due date; or the
           |         subject quarterly report or transition report on Form 10-Q,
           |         or portion thereof, will be filed on or before the fifth
           |         calendar day following the prescribed due date; and
           |
           |   (c)   The accountant's statement or other exhibit required by
           |         Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed period.

           The Company is seeking relief under Rule 12b-25(b) as a result of the
           Company's recent change of its principal independent accountant, as reported on a Form 8-K dated as of April 30, 2002. The further period is needed in order to allow additional time for the Company's new principal independent accountant to complete the review required by Rule 10-01(d) of Regulation S-X. In addition, a substantial portion of the Company's consolidated revenues, results of operations and cash flows, and associated reporting obligations in a number of areas, are attributable to Kaiser Aluminum Corporation ("Kaiser"), a 62% owned consolidated subsidiary. Kaiser is contemporaneously herewith filing a Form 12b-25 with the SEC with respect to its
           Form 10-Q for the quarter ended March 31, 2002. Kaiser indicates in its 12b-25 filing that it also recently changed its principal independent accountant and similarly requires additional time in order for such accountant to complete its review of Kaiser's interim financial statements.

                                     PART IV
                                OTHER INFORMATION

(1)   Name and  telephone number of person to contact in regard to this notification:

          Bernard L. Birkel          (713)                   267-3669
               (Name)             (Area Code)           (Telephone Number)

(2)   Have all other periodic reports required under section 13 or 15(d) of the
      Securities Exchange Act of 1934 or section 30 of the Investment Company
      Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X] Yes    [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           Significant changes in the results of operations from the
           corresponding period for the last fiscal year are primarily due to
           Kaiser's Chapter 11 filing. As a result of such filing, Kaiser's financial results were deconsolidated beginning February 12, 2002, and the Company began reporting its investment in Kaiser using the cost method. Through February 11, 2002, the Company had recognized losses in excess of its investment in Kaiser of $499.0 million. The
           Company believes it is not probable that it will be obligated to fund losses related to its investment in Kaiser under principles of consolidation and, accordingly, it reversed its losses in excess of its investment in Kaiser on February 12, 2002. In addition to the reversal of losses in excess of its investment in Kaiser, the Company was required to recognize amounts previously reported as Other
           Comprehensive Income in its income statement upon deconsolidation.
           These amounts totaled $67.2 million, and consisted primarily of minimum pension liability adjustments.

                                   MAXXAM INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:      May 15, 2002                 By:        /S/ BERNARD L. BIRKEL
                                             ----------------------------------
                                                       Secretary and
                                              Senior Assistant General Counsel

DATE:      May 15, 2002                 By:       /S/ ELIZABETH D. BRUMLEY
                                             ----------------------------------
                                                        Controller